Exhibit 14

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm name under the captions “Independent Auditors” “Financial Highlights” and “Audit Committee Report” in the Prospectus/Proxy Statement and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, included in the Registration Statement on Form N-14. We also consent to the incorporation by reference of our report, dated January 23, 2015, on the financial statements and financial highlights of Federated Enhanced Treasury Income Fund, included in the Annual Shareholder Report for the year ended November 30, 2014, which is also incorporated by reference in the Prospectus/Proxy Statement and Statement of Additional Information, included in this Registration Statement on Form N-14.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 6, 2015